February 12, 2025

VIA E-MAIL AND EDGAR CORRESPONDENCE

Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Align Alternative Access Fund: File Nos. 333-283452; 811-24029

Dear Ms. Vroman-Lee:

On November 25, 2024, Align Alternative Access Fund (the “Registrant” or the “Trust”) filed a Registration Statement on Form N-2 with the U.S. Securities and Exchange Commission. You provided comment on December 19, 2024. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Amendment. Please note that added language is in italics and deleted language appears struck through.

PROSPECTUS COMMENTS

1.	Comment: Under the heading, “Tender Offer Fund,” Rule 14e-8 under the Exchange Act of 1934 prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the entire registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Response: Requested revisions have been made to the registration statement to limit the discussion of tender offers to general information about such tender offers.

2.	Comment: Please bold the bullets under “Distributions” and “Certain Risks.”

Response: The bullets under “Distributions” and “Certain Risks” have been bolded.

3.	Comment: The disclosure on page 1 says the Fund may “at the Adviser’s discretion, invest all of its assets in income-oriented securities.” Please disclose: (1) under what circumstances the Fund may invest all assets in income-oriented securities; and (2) how the Fund is defining “tactical reasons.” (page 1)

Response: The Registrant has included the following disclosures regarding investment of all assets in income oriented securities and how the Fund is defining “tactical reasons”:

“While the Fund typically expects to invest primarily in Alternatives, the Fund may, at the Adviser’s discretion, invest all of its assets in income-oriented securities in response to adverse market, economic, political, or other conditions.”

February 12, 2024

4.	Comment: Under the heading, “Adviser’s Investment Strategy,” please disclose how the Fund is defining “by tactically investing.” (page 1)

Response: The Registrant has included the following disclosure defining “by tactically investing:”

“The Adviser seeks to achieve the Fund's investment objective by “tactically” investing and divesting, thereby adjusting the Fund’s asset allocations to benefit from perceived market inefficiencies or imbalances in values among different assets or asset classes…”

5.	Comment: Under the heading, “Adviser’s Investment Strategy,” the disclosure says the Fund has the right to “select alternative methods to invest the Fund’s assets.” Please revise the term “alternative methods” so as not to potentially confuse investors as the term “alternative” is used in the Fund’s name. (page 1)

Response: Clarifying revisions have been made.

6.	Comment: Please disclose how the Adviser will evaluate management experience, historical performance, and operational expenses of a private fund as this information may be difficult to obtain. (page 1)

Response: The Registrant has included the following disclosure:

“In addition to considering the expected performance of an asset class held by a public fund or private fund, the Adviser evaluates management experience, historical performance and operational expenses of such funds through research and a review of publicly and privately available materials, including prospectuses and private placement memoranda.”

7.	Comment: On page 12, disclosure says there is no pre-determined asset allocation for the securities in which the Fund invests. Please include this disclosure in the summary section.

Response: Requested revision has been made to the summary section.

8.	Comment: Please consider clarifying the disclosure to explain how the various investments disclosed on pages 2-3 will provide exposure to Alternatives, or income-producing securities, or if the investments are part of a separate investment or non-principal investment strategy.

Response: Requesting clarifying revisions have been made to explain when the Fund may increase exposure to income-producing securities.

February 12, 2024

9.	Comment: Please disclose more details regarding how the Adviser is considering “depth of resources of management, consistency of investment process, prior investment performance, expenses and purity of exposure to an asset class” referenced on page 2.

Response: The Registrant has included the following disclosure:

“The Adviser evaluates private funds based on the depth of resources of management, consistency of investment process, prior investment performance, expenses, and purity of exposure to an asset class using information contained in such private funds’ materials, including private placement memoranda, and gained from the Adviser’s relationships with the management of such private funds.”

10.	Comment: Under the heading, “Private Funds,” please disclose how the Fund is defining investment advisers who have a “demonstrated ability to invest successfully.” (page 2).

Response: The Registrant has revised the disclosure to clarify the Adviser aims to invest in private funds managed by investment advisers who the Adviser believes have demonstrated an ability to invest successfully.

11.	Comment: Under the heading, “Private Funds,” please disclose known sectors in which the Fund will invest. (page 2)

Response: The Fund plans to pursue investments in credit, real estate, or equity strategies without preference to any sector in which such private funds may invest.

12.	Comment: Under the heading, “Public Funds,” the disclosure says the Fund’s strategy is to allocate the Fund’s assets between Alternatives or income-oriented securities. Please disclose if investments in public funds referenced on page 2 will provide exposure to Alternatives or provide income, or otherwise revise the discussion of the Fund’s strategy to include discussion of the Fund’s investments in public funds. (page 2)

Response: The Registrant has included the following disclosure:

“The Fund may invest in equity shares of mutual funds, ETFs, CEFs, and BDCs in order to gain indirect exposure to Alternatives or income-oriented securities.”

13.	Comment: Please supplementally explain whether the Fund wholly-owns or primarily controls any entity that primarily engages in investment activities in securities or other assets, and whether the Fund expects to wholly-own or primarily control any such entity. Please note that “primarily controlled” means: (1) the Fund controls the entity within the meaning of Section 2(a)(9) of the 1940 Act; and (2) the Fund’s control of the entity is greater than that of any other person. (page 3)

Response: The Fund does not currently have a wholly-owned or primarily controlled subsidiary. Nor does it expect to have one. However, it reserves the right to do so.

February 12, 2024

14.	Comment: Please confirm all risks disclosed relate to a strategy disclosed in the “Adviser’s Investment Strategy” section. For example, secondary investments, junk bonds and restricted securities are not disclosed in the Adviser’s Investment Strategy section. (page 6)

Response: Registrant confirms the risks disclosed relate to the Adviser’s Investment Strategy.

15.	Comment: Under the heading, “Fund Expenses,” the table discloses “interest expense on borrowed funds.” If borrowing is part of the Fund’s principal investment strategy, please disclose in the discussion of the Fund’s investment strategy, including how the Fund intends to obtain leverage. (page 9)

Response: The requested revisions have been made.

16.	Comment: Please revise the example to present expenses based on $1,000, instead of $50,000. See Item 3 of Form N-2. (page 9)

Response: The example has been updated to reflect a $1,000 investment.

17.	Comment: Under the heading, “Use of Proceeds,” please disclose how long it will take to invest all or substantially all the proceeds from the offering in accordance with the Fund’s investment objective. If the Fund expects to take longer than three months to invest all net proceeds, please state the reasons for the expected delay. Please note that it should not take longer than six months to invest all proceeds. See Item 7 and Guide 1 to Form N-2. (page 10)

Response: The Registrant has included the following disclosure:

“The net proceeds of the continuous offering of shares are invested as soon as reasonably practicable, and in no event more than 3 months after receipt, in accordance with the Fund's investment objective and policies (as stated below) as soon as practicable after receipt.”

18.	Comment: Under the heading, “Options,” the disclosure says the Fund may buy/sell options on equity securities, such as stocks or ETFs. Please also consider disclosing what types of stocks or ETFs the Fund will typically use for its options strategies. For example, will these stocks or ETFs typically provide exposure to alternative investments, or will they be income-producing securities? (page 14)

Response: The Registrant has included the following disclosure:

“The Fund may also deploy option strategies by selling options on a portfolio of underlying equity securities, such as stocks or ETFs, regardless of the income producing qualities of such securities or whether they offer exposure to Alternatives. In any event, the securities on which the Fund may sell options shall be highly liquid with an active options market.”

19.	Comment: Under the heading, “Short Puts,” please consider revising the disclosure to explain that short puts are options on securities that the Fund does not own. (page 14)

Response: The requested revision has been made.

February 12, 2024

20.	Comment: Under the heading, “Private Fund Risk,” disclosure says, “in addition to valuation risk, an investor in a privately offered pooled investment vehicle is not entitled to the protections of the 1940 Act.” Please clarify this disclosure as it is potentially misleading as the investors of the Fund will have the protections of the 1940 Act (the Fund is registering under the 1940 Act) but the underlying fund in which the Fund invests, may not. (page 15)

Response: The Registrant has included the following disclosure:

“For the avoidance of doubt, regardless of any investment by the Fund in a privately offered pooled investment vehicle, an investment in the Fund shall not be a direct investment in a privately offered pooled investment vehicle and shareholders in the Fund shall remain entitled to the protections of the 1940 Act in connection with their investment in the Fund.”

21.	Comment: In the top paragraph on page 23, disclosure says, “Privately offer pooled investment vehicles need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates.” We note the included disclosure referencing leverage. Please also include the risks of not having independent boards, not requiring shareholder approval of an advisory contract, and engaging in joint transactions. (page 16)

Response: The requested revisions have been made.

22.	Comment: Under the heading, “Taxation Risk,” please disclose the risks presented by investments in payable-in-kind (“PIK”) and original issue discount (“OID”) securities, including:

a.	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

b.	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

c.	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

d.	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral; and

e.	Use of PIK and OID securities may provide certain benefits to the Fund’s adviser including increasing management fees.

Response: Upon review, the Registrant has revised discussion of PIK and OID.

23.	Comment: Please consider making the discussion of Valuation Risk more prominent. For example, please consider listing this earlier in the discussion of risk factors. (page 25)

Response: Valuation Risk has been moved earlier in the discussion of risk factors.

February 12, 2024

24.	Comment: Under the heading, “Portfolio Manager,” please include information required by Item 21 of Form N-2. (page 27)

Response: A disclosure indicating that the SAI provides the information called for in Item 21 of Form N-2 (additional information about the Portfolio Manager’s compensation, other accounts managed by the Portfolio Manager, and the Portfolio Manager’s ownership of securities in the Fund) has been added.

25.	Comment: Under the heading, “Administrator,” please describe the compensation to be paid to the Administrator. See Item 9.1.d of Form N-2.

Response: A description of the compensation to be paid to the Administrator has been included.

26.	Comment: Under the heading, “Distribution Policy,” please disclose if the Board can change the distribution policy without shareholder approval. (page 35)

Response: The Registrant has included the following disclosure:

“The Board reserves the right to change, without approval of the Fund’s shareholders, the Fund’s distribution policy from time to time.”

27.	Comment: Under the heading, “Dividend Reinvestment Policy,” please disclose as applicable:

a.	That an investor holding shares that participate in the DRIP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP.

b.	If a cash purchase plan option is available, any minimum or maximum investment required.

Response: The requested revisions have been made.

28.	Comment: Under the heading, “Anti-Takeover Provisions in the Declaration of Trust,” we note that the state in which your Fund (Delaware) is organized does not have a control share acquisition statute specifically applicable to the Fund. As such, please describe in the prospectus the material terms of the provisions, and state that recent federal and Massachusetts state court precedent has found that such control share acquisition provisions are not consistent with the 1940 Act. Also disclose in the prospectus that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes, dated May 27, 2020 ((https://www.sec.gov/investment/control-share-acquisition-statutes), does not extend to the Fund’s specific circumstances (i.e., a closed-end fund organized in a state that does not have a control share acquisition statue specifically applicable to the Fund). (page 40)

Response: The requested statements have been included under the heading, “Anti-Takeover Provisions in the Declaration of Trust.”

February 12, 2024

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

29.	Comment: Under the heading, “Management of the Fund,” please discuss the Fund’s Board selection process. Please discuss the specific expertise, if any, that Board members have to assess the Fund’s novel qualities and the risks and regulatory issues associated with such a Fund. Please also identify other funds the Board manages. (page 17)

Response: The requested revisions have been made.

30.	Comment: Please disclose the Trustees and related information pursuant to Item 18 of Form N-2. (page 18)

Response: The required information has been included.

31.	Comment: Under the heading, “Phantom Income,” please disclose whether the shareholders would experience phantom income and how they will be notified. Please disclose if investors should consult a tax professional, if applicable. (page 30)

Response: The disclosure has been updated to reflect the fact that shareholder should consult their tax professional.

DECLARATION OF TRUST COMMENTS

32.	Comment: Under Article V, Section 6(a)(iii)(A), please revise to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws. (page 18)

Response: The requested revision has been made. The Prospectus already refers to this provision on p. 47 and that it is not applicable to claims under federal law “…no shareholder may bring a derivative or similar action or proceeding on behalf of the Fund to recover a judgment in its favor (a "Derivative Action") unless certain requirements are met, including that, prior to the commencement of such Derivative Action, the complaining shareholders have made a written demand on the Trustees requesting that the Trustees cause the Trust to file the action itself. The written demand and conditions thereto, shall not apply to claims arising under federal securities law.”

33.	Comment: Under Article V, Section 6(b)(i), please revise to state that the requirements under Section 6(b)(i) do not apply to claims arising under the federal securities laws and disclose in an appropriate location in the prospectus this provision and that it does not apply to federal securities laws claims. (page 19)

Response: The requested provisions have been made.

34.	Comment: Under Article IX, Section 11, it says that all claims should be brought in the Court of Chancery of the State of Delaware. Please revise the provision in the organizational document to state that the provisions listed do not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws. (page 28)

Response: The requested revisions have been made. The requested disclosure is included on p. 47 of the Prospectus.

February 12, 2024

PART C COMMENTS

35.	Comment: Please revise the Fund’s Declaration of Trust to specifically state that the following provisions do not apply to claims arising under the federal securities laws: (i) that shareholders holding at least 10% of shares join a suit; (ii) that shareholders must reimburse the Fund if the Trustees determine not to take action, and (iii) and any such suit, claim or other action is brought as a derivative claim irrespective of whether such claim involves a violation of shareholders’ rights.

Response:

(i) We believe this comment is duplicative of Comment #32 above. This has been addressed by proviso to Article V, Section 6, which clarifies that the 10% of shareholders requirement does not apply to claims arising under federal securities law.

(ii) Registrant believes this is already addressed by the final sentence of Article V, Section 6, which provides for the reimbursement of the Fund by complaining shareholders whose derivative action is dismissed: “This Article V Section 6(c) shall not apply to claims arising under the federal securities laws.”

(iii) Registrant does not believe Article V, Section VI to require claims be brought as derivative actions irrespective of whether such claim involves a violation of shareholders’ rights. However, clarifying edits have been made.

36.	Comment: Please also disclose in an appropriate location in the prospectus the following provisions from the Declaration of Trust and more specifically explain that these provisions do not apply to claims arising under the federal securities laws: (i) that shareholders holding at least 10% of shares join a suit; (ii) that shareholders must reimburse the Fund if the Trustees determine not to take action, and (iii) and any such suit, claim or other action is brought as a derivative claim irrespective of whether such claim involves a violation of shareholders’ rights.

Response: Registrant believes that (i) and (ii) appear duplicative of Comments #31 and #32 respectively. As noted above, the requested disclosures relating to (i) and (ii) already exist in the Prospectus. Item (iii) will be clarified in the prospectus as well.

37.	Comment: Please confirm that the legality opinion to be filed as exhibit (i) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: Registrant confirms.

February 12, 2024

38.	Comment: Please confirm the Fund will file a fidelity bond under Form 40-17G.

Response: Confirmed that Fund will file a fidelity bond under Form 40-17G.

39.	Comment: Please revise the disclosure regarding indemnification under Item 30 to more explicitly state that indemnification of the Fund’s officers and directors and the Fund's adviser are subject to the requirements and limitations under Sections 17(i) and 17(h) of the 1940 Act.

Response: The requested revision has been made to the disclosure regarding indemnification under Item 30.

40.	Comment: Please confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

Response: The Fund will file executed copies of the Agreements in future pre-effective amendments.

SIGNATURE PAGE

41.	Comment: We note that only one Trustee has signed the registration statement. Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act of 1933.

Response: The sole initial Trustee signed the registration statement. In the future, all amendments will be signed by at least a majority of the Trustees.

42.	Comment: Please add the signatures of the principal executive officer, principal financial officer, and comptroller or principal accounting officer.

Response: Requested signatures have been included.

GENERAL COMMENTS

43.	Comment: Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, expense example, sub-adviser, portfolio managers, purchase and sale of Fund shares, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: All incomplete or missing information will be included and filed before the Fund is declared effective.

44.	Comment: Please advise the staff if the Fund has submitted or expects to submit any exemptive applications or no-action requests in connection with the Fund’s registration statement. Please also advise the staff whether the registrant is relying on no-action relief. The staff may have additional comments.

Response: Exemptive Relief Application for multiple share classes is expected to be filed.

February 12, 2024

45.	Comment: Please advise the staff if the Fund has presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund has not presented any test the waters materials to potential investors.

46.	Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please ensure that you mark new or revised disclosure to indicate the change.

Response: Thank you, and so noted.

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If you have any questions concerning this request, please contact the undersigned at (513) 352-6632.

Best regards,

/s/ Cassandra W. Borchers
Cassandra W. Borchers of Thompson Hine LLP